FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  August 2004


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






Media
Information

12 August 2004

BG to acquire operatorship of new Norwegian blocks

BG Group plc has today announced that it has signed a Sale and Purchase Agreement with Lundin Petroleum AB, under which BG is to acquire 60% equity in Lundin's 100% owned licence PL 292 in the Central Norwegian North Sea, with an option to acquire a further 10% interest.

Licence Area PL 292 incorporates blocks N6/3 and N15/12d. Block N6/3 contains the Pi oil and gas discovery and is adjacent to existing UK Central North Sea infrastructure, including the BG-operated Armada complex.

Under the transaction, BG will also acquire operatorship of the Licence Area by transfer effective from either 11 April 2005 or the partners' decision to drill a well, whichever date is the earlier.

Jon Wormley, Managing Director and Executive Vice President, North West Europe, said:

"This deal is further evidence of BG's determination to build a material business in the Norwegian North Sea, based on our existing expertise on the UK Continental Shelf. We are delighted to be working with our new partners, Lundin Petroleum, in this interesting new prospect."

The effective date for the transaction is 1 January 2004. From that date, BG will assume the costs and liabilities relating to the interest.

The transaction is subject to the approval of the Norwegian National Petroleum Directorate and the Ministry of Petroleum and Energy. Completion is expected in the fourth quarter of 2004.

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2003.

Notes to Editors:

In December 2003, BG was selected for the operatorship - and 100% ownership - of Blocks 1/2, 1/5 and 1/6 in Norway's first Predefined Areas licensing round. The intention is to shoot seismic over the blocks in 2004, with the drilling programme beginning in 2006. In June 2004, BG was also awarded interests in two licences in the 18th Norwegian offshore licensing round. These Norwegian Sea interests comprise 30% of Blocks 6504/1 (part block), 2, 4 and 5 (operated by
ENI) and 30% of Blocks 6503/9, 6504/7 and 11 (operated by ChevronTexaco).

BG Group plc works across the spectrum of the gas chain. Active on five continents in some 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power. BG is a significant holder of hydrocarbon reserves on the UK Continental Shelf, where it operates the Blake and Armada fields, as well as fields in the Easington Catchment Area. The company's core geographical areas are the North West Europe, Egypt, South America, Kazakhstan, India and Trinidad & Tobago.

Lundin Petroleum is a Swedish independent oil and gas exploration and production company with a well balanced portfolio of world-class assets in Albania, France, Indonesia, Iran, Netherlands, Norway, Sudan, Tunisia and Venezuela. The Company is listed on the Attract 40-list of the Swedish Stock Exchange.


Enquiries:

Communications Chris Carter +44 (0) 118 929 2597

Out of hours media pager: + 44 (0)7693 309543

Investor Relations Chris Lloyd/Brian
McCleery/Helen Parris/
Kate Bingham +44 (0) 118 929 3025

Website: www.bg-group.com


                                                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BG Group plc


Date: 12 August, 2004                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary